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05037982

ANNUAL AUD[...] ORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-53248

RECEIVED FEB 28 2005

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Revolution Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

75 Park Plaza, 4th Floor
(No. and Street)

Boston, (City) MA (State) 02116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Peter M. Falvey (617) 375-4200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rogers, Suleski & Associates, LLC
(Name – *if individual, state last, first, middle name*)

464 Hillside Avenue, Suite 202 (Address) Needham Heights, (City) MA (State) 02494 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 15 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Peter Falvey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Revolution Partners, LLC, as of February 25th, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COUNTY OF SUFFOLK
COMMONWEALTH OF MASSACHUSETTS

Peter Falvey
Signature

Managing Director
Title

Daryl Jay Swartz
Notary Public

DARYL JAY SWARTZ
NOTARY PUBLIC
My Commission Expires Jan. 19, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REVOLUTION PARTNERS, LLC

Financial Statements

For the Years Ended December 31, 2004 and 2003

REVOLUTION PARTNERS, LLC
Financial Statements
For the Years Ended December 31, 2004 and 2003

Contents — ***Page(s)***

Contents	Page(s)
Independent Auditors' Report	1
Financial Statements:	
Balance Sheets	2
Statements of Income	3
Statements of Members' Equity	4
Statements of Cash Flows	5
Notes to the Financial Statements	6 - 9
Income Statement Schedules	10
Computation of Net Capital	11
Report on Internal Control	12 - 13

RS&A
ROGERS-SULESKI
& ASSOCIATES, LLC

CERTIFIED PUBLIC ACCOUNTANTS
464 Hillside Avenue - Suite 202
Needham Heights, MA 02494

Tel: 781-444-5500
Fax: 781-444-9475
www.rogers-suleski.com

Independent Auditors' Report

To the Members of
Revolution Partners, LLC
Boston, MA

We have audited the accompanying balance sheets of Revolution Partners, LLC as at December 31, 2004 and 2003, and the related statements of income, members' equity, and cash flows for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Revolution Partners, LLC as at December 31, 2004 and 2003, and the results of its operations and its cash flows the years ended December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the income statement schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements. The computation of net capital is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. The income statement schedules and the computation of net capital have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rogers, Suleski & Associates, LLC

Needham Heights, Massachusetts
February 4, 2005

REVOLUTION PARTNERS, LLC
Balance Sheets
As at December 31, 2004 and 2003

	2004	2003
ASSETS		
Current assets:		
Cash	$2,151,910	$1,534,903
Accounts receivable	291,275	132,519
Total current assets	2,443,185	1,667,422
Property and equipment, net	79,520	48,837
Other assets:		
Investments, at cost	115,500	115,500
Security deposits	86,000	96,767
Total other assets	201,500	212,267
Total Assets	$2,724,205	$1,928,526
LIABILITIES AND MEMBERS' EQUITY		
Current liabilities:		
Accounts payable	$ 120,467	$ 21,908
Accrued expenses	1,680,946	806,056
Accrued profit-sharing contribution	155,626	114,474
Total current liabilities	1,957,039	942,438
Equity:		
Members' equity	767,166	986,088
Total Liabilities and Members' Equity	$2,724,205	$1,928,526

See Accompanying Notes to Financial Statements

REVOLUTION PARTNERS, LLC
Statements of Income
For the Years Ended December 31, 2004 and 2003

	2004	2003
Revenue	$6,015,179	$3,943,705
Operating expenses	4,082,899	2,824,254
Income from operations	1,932,280	1,119,451
Other income	7,188	1,365
Net income	$1,939,468	$1,120,816

See Accompanying Notes to Financial Statements

REVOLUTION PARTNERS, LLC
Statements of Members' Equity
For the Years Ended December 31, 2004 and 2003

Balance at December 31, 2002	$ 252,772
Members' distributions	(387,500)
Net income	1,120,816
Balance at December 31, 2003	986,088
Members' distributions	(2,158,390)
Net income	1,939,468
Balance at December 31, 2004	$ 767,166

See Accompanying Notes to Financial Statements

REVOLUTION PARTNERS, LLC
Statements of Cash Flows
For the Years Ended December 31, 2004 and 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$1,939,468	$1,120,816
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	23,586	12,653
Restricted stock received as compensation	-	(115,500)
Decrease (increase) in operating assets:		
Accounts receivable	(158,756)	(23,531)
Other current assets	10,767	-
Increase in operating liabilities:		
Accounts payable	98,559	21,812
Accrued expenses	874,890	745,618
Accrued profit-sharing contribution	41,152	114,474
Net Cash Provided by Operating Activities	2,829,666	1,876,342
CASH FLOWS FROM INVESTING ACTIVITIES		
Security deposit paid	-	(72,967)
Purchases of property and equipment	(54,269)	(35,160)
Net Cash Used in Investing Activities	(54,269)	(108,127)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayments on note payable, net	-	(1,782)
Repayments on line of credit, net	-	(2,705)
Distributions to members	(2,158,390)	(387,500)
Net Cash Used in Financing Activities	(2,158,390)	(391,987)
Net Increase in Cash	617,007	1,376,228
Cash at Beginning of Period	1,534,903	158,675
Cash at End of Period	$2,151,910	$1,534,903

See Accompanying Notes to Financial Statements

1. *Nature of Business*

Revolution Partners, LLC (the "Company") is a technology investment banking boutique located in Boston, Massachusetts. The Company specializes in mergers and acquisitions and private capital fundraising.

2. *Summary of Significant Accounting Policies*

Accounting Method
The financial statements are prepared on the accrual method of accounting in accordance with generally accepted accounting principles.

Accounts Receivable
Accounts are charged to bad debt expense as they are deemed uncollectible based on a periodic review of the accounts. At December 31, 2004 and 2003, management considered all accounts receivable to be collectible.

Property and Equipment
Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is computed using accelerated methods over the estimated useful lives of the assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any remaining gain or loss is reflected as income or expense. The cost of maintenance and repairs is charged to expense when incurred.

Income Taxes
The Company has elected to be taxed as a partnership under the Internal Revenue Code and a state statute. In lieu of the Company paying income taxes, the members of the Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state income taxes is included in these financial statements.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. *Property and Equipment*

Property and equipment consists of the following as of December 31:

	Estimated Useful Lives	*2004*	*2003*
Furniture and fixtures	7 years	$ 36,784	$ 11,250
Computer equipment	3 - 5 years	96,495	67,760
		133,279	79,010
Less accumulated depreciation		(53,759)	(30,173)
		$ 79,520	$ 48,837

Depreciation expense totaled $23,586 and $12,653 for the year ended December 31, 2004 and 2003, respectively.

4. *Investments*

During 2003, the Company received 28,102 shares of non-marketable convertible preferred stock of a privately-held company as compensation for services rendered. The shares were issued at a value of $4.11 per share and represent a minority ownership of the company. Since market value is not readily determinable, the shares are recorded at cost.

The Company receives warrants and stock options from clients in addition to fees for services rendered. The warrants and options carry varying exercise prices and expiration dates. As of December 31, 2004, the Company has not exercised any warrants or options.

5. *Leases*

The Company leases its facilities and certain equipment under operating lease agreements expiring at various dates through 2009. At December 31, 2004, the Company's annual future minimum payments required under these leases are as follows:

2005	$ 244,313
2006	250,591
2007	255,691
2008	260,786
2009	108,661
Total	$1,120,042

Rental expense under all operating leases was approximately $159,457 and $173,465 for the year ended December 31, 2004 and 2003, respectively.

6. *Concentrations*

The Company maintains substantially all of its cash at financial institutions in bank accounts that at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts nor does it believe that the cash is exposed to any significant risk.

7. *401(k) Plan*

During 2003, the Company established a 401(k) plan (the "Plan") for its employees. An employee of the Company becomes eligible to participate in the Plan on the first day of the month following their first month of employment and having attained the age of 21. The Company may make matching and discretionary contributions to the Plan on the behalf of its employees. The Company did not make any matching contributions for the year ended December 31, 2004. However, the Company made a discretionary contribution for the years ended December 31, 2004 and 2003 of $155,626 and $114,474, respectively.

8. *Net Capital*

The Company is subject to the Securities & Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. For the year ended December 31, 2004, the Company had net capital of $194,871, which was in excess of the minimum net capital of $130,469 and the Company's aggregate indebtedness to net capital ratio was 10.1 to 1. For the year ended December 31, 2003, the Company had net capital of $592,465, which is in excess of the minimum net capital of $62,829 and the Company's aggregate indebtedness to net capital ratio was 1.6 to 1.

REVOLUTION PARTNERS, LLC

Income Statement Schedules

For the Years Ended December 31, 2004 and 2003

	2004	2003
Revenue:		
Advisory fees	$5,840,256	$3,844,750
Reimbursed expenses	174,923	98,955
Total Revenue	$6,015,179	$3,943,705
Operating Expenses:		
Bad debt expense	$ 80,034	$ 408,843
Business development	210,083	128,019
Consulting expense	48,415	9,368
Depreciation	23,586	12,653
Dues and subscriptions	27,631	27,990
Equipment rental	11,029	15,882
Insurance	118,051	52,263
Maintenance	334	10,870
Marketing	33,066	29,906
Meals and entertainment	9,654	39,890
Moving expense	16,174	-
Office supplies and expense	63,319	17,626
Postage and delivery	5,211	5,399
Printing and reproduction	2,872	5,288
Professional services	120,291	135,800
Profit-sharing expense	155,626	114,474
Rent	148,428	157,583
Research	113,559	49,985
Salaries and wages	2,689,330	1,451,046
Taxes, payroll	90,641	45,621
Telephone	35,666	49,147
Travel	71,142	44,567
Utilities	8,757	12,034
Total Operating Expenses	$4,082,899	$2,824,254
Other Income (Expense):		
Interest income	$ 7,188	$ 1,488
Interest expense	-	(123)
Total Other Income	$ 7,188	$ 1,365

REVOLUTION PARTNERS, LLC
Computation of Net Capital
As at December 31, 2004 and 2003

	2004	2003
Total assets	$2,724,205	$1,928,526
Total liabilities	1,957,039	942,438
Net worth	767,166	986,088
Non-allowable assets	572,295	393,623
Tentative net capital	194,871	592,465
Minimum net capital	130,469	62,829
Excess net capital	$ 64,402	$ 529,636

See Independent Auditors' Report

RS&A
ROGERS-SULESKI
& ASSOCIATES, LLC

CERTIFIED PUBLIC ACCOUNTANTS
464 Hillside Avenue - Suite 202
Needham Heights, MA 02494

Tel: 781-444-5500
Fax: 781-444-9475
www.rogers-suleski.com

Report on Internal Control

To the Members of
Revolution Partners, LLC
Boston, MA

In planning and performing our audits of the financial statements and supplemental schedules of Revolution Partners, LLC for the years ended December 31, 2004 and 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 and 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rogers, Sulesky & Associates, LLC

Needham Heights, Massachusetts
February 4, 2005